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                           FILED BY GLB BANCORP, INC.

              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
               AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                       SUBJECT COMPANY: GLB BANCORP, INC.
                          COMMISSION FILE NO. 000-24255

                              DATE: AUGUST 27, 2003

This filing relates to the proposed merger of GLB Bancorp, Inc. with and into Sky Financial Group, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 15, 2003, by and between GLB Bancorp and Sky Financial. The merger agreement is on file with the SEC as an exhibit to the Current Report on Form 8-K filed by GLB Bancorp on July 23, 2003, and is incorporated by reference into this filing. The following press release was issued by GLB Bancorp on August 27, 2003:

GLB BANCORP, INC. SHAREHOLDERS OF RECORD AS OF AUGUST 29, 2003 ARE ELIGIBLE TO VOTE AT SPECIAL MEETING ON MERGER WITH SKY FINANCIAL GROUP, INC.

MENTOR, OHIO - August 27, 2003 - GLB BANCORP, INC. (NasdaqSC:GLBK) today announces that it has established the record date for a special meeting of its shareholders to consider and vote on a proposal to approve the Agreement and Plan of Merger dated July 15, 2003 between GLB Bancorp, Inc. and Sky Financial Group, Inc. (Nasdaq:SKYF), pursuant to which GLB Bancorp is expected to merge with and into Sky Financial. GLB Bancorp shareholders of record at the close of business on Friday, August 29, 2003, will be entitled to receive notice of and vote at the special meeting of shareholders.

GLB Bancorp, Inc. will mail a definitive proxy statement/prospectus to its shareholders of record that will contain important information about the merger with Sky Financial. Shareholders are urged to read the proxy statement/prospectus when it becomes available. The proxy statement/prospectus will also include the date, time and location of the special meeting.

Additional Information
----------------------

On August 22, 2003, Sky Financial filed a registration statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus relating to the special meeting of shareholders of GLB Bancorp at which the proposed transaction will be considered and voted on by the shareholders, as well as other relevant documents concerning the proposed transaction. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information on the proposed transaction. Investors may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, the proxy


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statement/prospectus to be mailed to GLB Bancorp shareholders with respect to the proposed transaction may be obtained free of charge by requesting it in writing from Sky Financial Group, Inc., 221 South Church Street, Bowling Green, Ohio 43402, Attention: W. Granger Souder, Jr., Corporate Secretary, telephone
(419) 327-6300, or from GLB Bancorp, Inc., 7001 Center Street, Mentor, Ohio, 44060, Attention: Cheryl Jean Mihitsch, Corporate Secretary, telephone (440) 794-0000.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

GLB Bancorp and its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors and executive officers and their ownership of GLB Bancorp common shares is set forth in the registration statement on Form S-4 that Sky Financial filed with the SEC on August 22, 2003 and will also be included in the proxy statement/prospectus to be mailed to GLB Bancorp shareholders.

Forward-Looking Statements
--------------------------

Except for the historical information contained herein, the matters discussed in this press release may be deemed to be forward-looking statements. Such statements involve risks and uncertainties including, but not limited to failure to consummate the proposed merger with Sky Financial because of, among other things, the failure to obtain required shareholder or governmental approvals, or adverse regulatory conditions that may be imposed in connection with governmental approvals of the merger; and the general volatility of the capital markets and the market price of GLB Bancorp's common shares and Sky Financial's common shares. Actual results could differ materially from those contemplated by these forward-looking statements. GLB Bancorp disclaims any intent or obligation to update these forward-looking statements.

About GLB Bancorp
-----------------

Headquartered in Mentor, Ohio, GLB Bancorp is a one-bank holding company that holds all of the outstanding common stock of Great Lakes Bank. Great Lakes Bank has $207 million in total assets with 12 branches throughout Lake County, Ohio and one branch in Cuyahoga County, Ohio.